Exhibit 99.1

CONSENT OF CID GONÇALVES MONTEIRO FILHO

The undersigned hereby consents to the reference to his name, where used or incorporated by reference in the Registration Statement on Form F-10 (File No. 333-274097) of Ero Copper Corp. (the “Company”), including under the heading Interest of Experts, in the Company’s prospectus supplement, dated November 8, 2023, to its base shelf prospectus, dated August 18, 2023 (collectively, the “Prospectus”), which forms a part of the Registration Statement, and the information that has been reviewed and approved by them which is included or incorporated by reference in the Prospectus and the Registration Statement.

Yours truly,

/s/ Cid Gonçalves Monteiro Filho

Cid Gonçalves Monteiro Filho

SME RM (04317974), MAIG (No. 8444),

FAusIMM (No. 3219148)

Dated: November 8, 2023